

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Luke Jennings
Partner, Paul, Weiss, Rifkind, Wharton & Garrison LLP
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

> **Re: NGM Biopharmaceuticals, Inc.**
> **Schedule TO-T/13E-3 filed March 8, 2024**
> **Filed by The Column Group, LP et al.**
> **File No. 005-90978**

Dear Luke Jennings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/13E-3 filed March 8, 2024; Offer to Purchase

Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger, page 18

1. Please revise your disclosure to address all of the factors included in Instruction 2 to Item 1014 of Regulation M-A.

Price Range of Shares; Dividends, page 21

2. It would appear that the top line of the table on page 22 should indicate a high price of $1.91, rather than $1.54. Please revise accordingly, or advise.

Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations, page 22

3. The disclosure in this section is drafted in such a way as to suggest that there is a reasonable likelihood that shares will be purchased in the tender offer without the merger

being consummated. Given the Minimum Tender Condition, and what would appear to be the absence of other problematic conditions, it is unclear why the drafting takes such tone. Please revise, or advise.

Fees and Expenses, page 57

4.   Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction, or advise. Such statement should include a quantification of legal expenses. Refer to Item 1007(c) Regulation M-A and Item 10 of Schedule 13E-3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions